FORM U-12(I)-B (THREE-YEAR STATEMENT)

                SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.

                  Three-Year Period Ending 2004

              FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

  See attached Exhibit A

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph(b) of Rule U-71.

  None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

  Yankee Atomic Power Company and Connecticut Yankee Atomic Power Company.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

  See attached Exhibit A

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

   See attached Exhibit B

(b) Basis for compensation if other than salary.


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

  (a) Total amount of routine expenses charged to client:

      See attached Exhibit B

  (b) Itemized list of other expenses:          None


Yankee Atomic Power Company


By: s/Thomas W. Bennet, Jr.
   ______________________________________________
   Thomas W. Bennet, Jr.


By: s/Russell A. Mellor
   _______________________________________________
   Russell A. Mellor

Date: January 30, 2002




                          EXHIBIT INDEX


Exhibit No.         Description                        Page
-----------         -----------                        ----

   A Names, positions, corporate affiliations Filed and business addresses of individuals who herewith may act during 2002, 2003, and 2004 in matters included within the exemption provided by paragraph (b) of Rule 71

   B         Compensation received during the current  Filed
             year and estimated to be received over the     herewith
             next two calendar years and total amount of routine expenses charged to client in 2001

                                                       EXHIBIT A


Names, positions, corporate affiliations and business addresses of individuals who may act during 2002, 2003, and 2004 in matters included within the exemption provided by paragraph (b) of Rule 71:

Connecticut Yankee Atomic Power Company

Thomas W. Bennet, Jr.
Vice President and CFO of
Connecticut Yankee Atomic Power Company and
Yankee Atomic Power Company
19 Midstate Drive, Suite 200
Auburn, MA 01501

Russell A. Mellor
President and CEO of
Connecticut Yankee Atomic Power Company and
Yankee Atomic Power Company
19 Midstate Drive, Suite 200
Auburn, MA 01501

The duties of each of the above-listed individuals may require, among other things, such appearances as may be necessary before the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and, possibly on rare occasions, Congress, or the staff of the Commissions or Congress, to present or discuss matters affecting the National Grid Group plc companies. The time devoted to such activities represents only a small fraction of the time devoted to the duties of their above-listed positions.

                                                  EXHIBIT B

                   Total Compensation
Name of Recipient  Received in 2001(A)       Estimated Compensation (B)
-----------------  -------------------     ------------------------------
                                        2002     2003     2004
                                        ----     ----     ----

Thomas W. Bennet, Jr.

Russell A. Mellor

      (Filed under confidential treatment pursuant to Rule 104(b))


(a) Does not include incentive compensation, if any, for 2001, which amount is not determined at this time. Includes bonuses paid to recipient in calendar year 2001 and contributions made to 401(K) plan and excludes health insurance amounts and dependent care spending and health care spending allowances paid by employee and amounts reported to the IRS as taxable compensation re: life insurance and other fringe benefits.

(b)  Does not include an estimate of incentive compensation.

(c) Column A is not applicable since filing for this individual is not a supplementary statement.


                              Total Amount of Routine Expenses
   Name                           Charged to Client in 2001
   ----                       --------------------------------

Thomas W. Bennet, Jr.                             $8,334.78

Russell A. Mellor                                $37,721.93
